Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 18 DATED MARCH 1, 2013
TO THE PROSPECTUS DATED APRIL 13, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012 and supplement no. 17 dated February 25, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information regarding our indebtedness;

•	the declaration of distributions for April through May 2013;

•	information regarding our share redemption program;

•	updated risks factors;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2012; and

•	our audited financial statements and the notes thereto as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.
Status of the Offering
We commenced this offering of 280,000,000 shares of common stock on March 12, 2010. As of February 22, 2013, we had sold 15,005,447 shares of common stock in this offering for gross offering proceeds of $149.0 million, including 335,984 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $3.2 million. Accordingly, as of February 22, 2013, there were 264,994,553 shares of common stock available for sale in this offering, including 79,664,016 shares under the dividend reinvestment plan. We expect to announce an updated primary offering selling price for new purchases of common stock in this offering on March 4, 2013. The updated selling price will be effective for new purchases of common stock beginning March 5, 2013.
Indebtedness
As of December 31, 2012, we had $167.9 million of mortgage debt outstanding. Our mortgage debt consisted of a $32.5 million fixed rate mortgage loan maturing in April 2019 secured by Legacy at Valley Ranch, a $20.4 million fixed rate mortgage loan maturing in March 2019 secured by Poplar Creek, a $47.9 million fixed rate mortgage loan maturing in May 2019 secured by The Residence at Waterstone, a $14.6 million fixed rate mortgage loan maturing in June 2019 secured by Legacy Crescent Park, a $23.0 million fixed rate mortgage loan maturing in June 2019 secured by Legacy at Martin’s Point and a $29.5 million fixed rate mortgage loan maturing in December 2017 secured by Wesley Village. As of December 31, 2012, our total liabilities were approximately 65% of the cost (before depreciation or other noncash reserves) of our tangible assets.
On January 15, 2013, in connection with acquisition of Watertower Apartments, we entered into a five-year mortgage agreement for borrowings of $16.7 million from Fireman’s Fund Insurance Company and $8.3 million from Allianz Global Risks US Insurance Company secured by Watertower Apartments.
Distributions Declared
On February 25, 2013, our board of directors declared distributions based on daily record dates for the period from April 1, 2013 through April 30, 2013, which we expect to pay in May 2013, and distributions based on daily record dates for the period from May 1, 2013 through May 31, 2013, which we expect to pay in June 2013. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share. Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock.
Information Regarding Our Share Redemption Program
On February 25, 2013, our board of directors approved a third amended and restated share redemption program (the “Third Amended Share Redemption Program”). The Third Amended Share Redemption Program is effective for redemptions under the program on or after March 28, 2013. Pursuant to the Third Amended Share Redemption Program, we have modified how we will process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in our currently effective, or the most recently effective, registration statement as such registration statement has been amended or supplemented (the “Minimum Purchase Requirement”). Specifically, if we cannot repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then we will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then we would redeem all of such stockholder’s shares. If we are redeeming all of a stockholder’s shares, there would be no holding period requirement for shares purchased pursuant to our dividend reinvestment plan.
There were no other changes to the share redemption program. Our board of directors may amend, suspend or terminate the program upon 30 days’ notice. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to our stockholders.
Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program. During the year ended December 31, 2010, we did not issue any shares under the dividend reinvestment plan, and accordingly, had no funds available for redemption under our share redemption program in 2011. During the year ended December 31, 2011, we did not receive any requests to have shares redeemed pursuant to the share redemption program. During the year ended December 31, 2012, we redeemed $0.4 million of common stock, which represented the dollar value of the number of shares that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan in 2011. The average price paid per share during the year ended December 31, 2012 was $9.76. As of December 31, 2012, we had $0.2 million of outstanding and unfulfilled redemption requests, representing approximately 24,150 shares. Effective January 2013, this limitation was re-set, and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012, we may redeem up to $2.2 million of shares during 2013. We redeemed the remaining outstanding and unfulfilled redemptions as of December 31, 2012 of $0.2 million on the January 31, 2013 redemption date.
Updated Risk Factors
Before purchasing our common stock, you should carefully consider the following risks as well as those described in the prospectus.
Risks Related to an Investment in Us
From inception through December 31, 2012, we have experienced annual net losses which could adversely impact our ability to conduct operations, make investments and pay distributions.
From inception through December 31, 2012, we have had a cumulative net loss of $14.4 million. In the event that we continue to incur net losses in the future or such losses increase, we will have less money available to make investments and pay distributions, and our financial condition, results of operations, cash flow and ability to service our indebtedness may be adversely impacted.

Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to secure debt financing on attractive terms and the values of the investments we make.
Despite improved access to capital for some companies, the capital and credit markets continue to be affected by the extreme volatility and disruption during the past several years. The health of the global capital markets remains a concern. The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are truly appropriately capitalized. The downgrade of the U.S. government debt has increased these concerns, especially for the larger, money center banks. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The FDIC’s list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.
Looking forward, it is uncertain whether mortgage delinquencies have yet to peak. Liquidity in the global credit market has been severely reduced by market disruptions, and new lending is expected to remain subdued in the near term. We intend to rely on debt financing to finance our properties. As a result of the credit market turmoil, we may not be able to obtain debt financing at attractive terms. As such, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions, reducing the number of acquisitions we would otherwise make. If the current debt market environment persists we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those higher yielding investments that do not require the use of leverage to meet our portfolio goals.
Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Turmoil in the capital markets has constrained equity and debt capital available for investment in real estate, resulting in fewer buyers seeking to acquire properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact real estate fundamentals and result in lower occupancy, lower rental rates and declining values in real estate that we may acquire. These could have the following negative effects on us:

•	the values of our investments in properties could decrease below the amounts we pay for such investments; and

•	revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay dividends or meet our debt service obligations on debt financing.
All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.
We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (both of which may constitute a return of capital). We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions from the sale of assets. To the extent that we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investment in real estate properties and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. In addition, to the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flows from operations.
For the year ended December 31, 2012, we paid aggregate distributions of $5.3 million, including $3.1 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the year ended December 31, 2012 was $2.2 million and cash flow used in operations was $1.5 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $1.7 million of cash flows from operations (33%) and $3.6 million of debt financing (67%). For the year ended December 31, 2012, funds from operations represented 0% of total distributions paid. See “Funds from Operations for the Years Ended December 31, 2012 and 2011” and “Information with Respect to Distributions for our Last Fiscal Year” below.

Risks Related to Conflicts of Interest
Because other real estate programs sponsored by our sponsors and offered through our dealer manager may conduct offerings concurrently with this offering, our sponsors and our dealer manager will face potential conflicts of interest arising from competition among us and these other programs for investors and investment capital, and such conflicts may not be resolved in our favor.
Our advisor is also the external advisor of KBS REIT III, which is raising capital in an ongoing public offering of common stock. KBS Capital Markets Group, the affiliated dealer manager of our KBS sponsors and the dealer manager for this offering, also acts as the dealer manager for the ongoing KBS REIT III offering. KBS REIT III has also filed a registration statement with the SEC for a follow-on offering that it expects to commence during the third or fourth quarter of 2013, for which KBS Capital Markets Group is expected to act as the dealer manager. In addition, other future programs that our sponsors may decide to sponsor may seek to raise capital through public or private offerings conducted concurrently with this offering. As a result, our sponsors and our dealer manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Our sponsors generally seek to avoid simultaneous public offerings by programs that have a substantially similar mix of investment characteristics, including targeted investment types and key investment objectives. Nevertheless, there may be periods during which one or more programs sponsored by our sponsors will be raising capital and which might compete with us for investment capital. Such conflicts may not be resolved in our favor and our stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making their investment in our shares.
Our sponsors, our officers, KBS Capital Advisors and the real estate professionals assembled by our advisor will face competing demands relating to their time and this may cause our operations and our stockholders’ investment to suffer.
We rely on our sponsors, our officers, KBS Capital Advisors and on real estate professionals that our advisor retains to provide services to us, for the day-to-day operation of our business. Messrs. Bren, McMillan and Snyder and Ms. Yamane are also executive officers of KBS REIT I, KBS REIT II and KBS REIT III, and Mr. Bren is an executive officer of KBS Realty Advisors and its affiliates, the advisors of the other KBS-sponsored programs and the investment advisors to institutional investors in real estate and real estate-related assets. In addition, Messrs. McMillan and Snyder and Ms. Yamane are executive officers of KBS Strategic Opportunity REIT. Mr. Butcher is Chairman of the Board of Legacy Partners Residential, Inc., a firm that, together with Legacy Partners Commercial, LLC and other affiliated entities, manages a commercial and residential real estate portfolio currently valued in excess of $6 billion. Mr. Butcher is integral to the management of Legacy Partners Realty Funds I, II & III. Mr. Henry is Chief Executive Officer of Legacy Partners Residential, Inc., for which Mr. Hays acts as President. As a result of their interests in other programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities, on behalf of themselves and others, Messrs. Bren, Butcher, Henry, Hays, McMillan and Snyder and Ms. Yamane face conflicts of interest in allocating their time among us and other KBS- and Legacy-sponsored programs and other business activities in which they are involved. Should our advisor breach its fiduciary duty to us by inappropriately devoting insufficient time or resources to our business, the returns on our investments, and the value of our stockholders’ investment, may decline.
All of our executive officers, some of our directors and the key real estate professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in affiliates of our sponsors, including our dealer manager, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.
All of our executive officers, some of our directors and key real estate professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, the sub-advisor, our dealer manager and other sponsor-affiliated entities. Through sponsor-affiliated entities, some of these persons also serve as the investment advisors to institutional investors in real estate and real estate-related assets. Through KBS Capital Advisors and KBS Realty Advisors some of these persons work on behalf of KBS REIT I, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and other KBS-sponsored programs. And through Legacy Residential and Legacy Commercial affiliated entities some of these persons serve as managers for other institutional investors, Legacy Partners Realty Fund I, Legacy Partners Realty Fund II, and Legacy Partners Realty Fund III. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that breach their fiduciary duties to us and is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Risks Related to Our Corporate Structure
Our stockholders may not be able to sell their shares under our share redemption program and, if our stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.
Our share redemption program includes numerous restrictions that limit our stockholders’ ability to sell their shares. Our stockholders must hold their shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder’s death or “qualifying disability” or “determination of incompetence.” We limit the number of shares redeemed pursuant to the share redemption program as follows: (1) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (2) during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. In particular, the limitation on redemptions to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year may significantly limit your ability to have your shares redeemed pursuant to our share redemption program. Particularly during our offering stage, we may not have significant cash flow to pay distributions, which would in turn severely limit redemptions during the next calendar year. Our board would be free to amend, suspend or terminate the share redemption program upon 30 days’ notice.
The prices at which we will initially redeem shares under the program are as follows:

•	92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.
Notwithstanding the above, once we establish an estimated value per share of our common stock for a purpose other than to set the price to acquire a share in one of our public offerings, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor or another firm chosen for that purpose. We expect to establish an estimated value per share not based on the price to acquire a share in one of our public offerings after the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings - and have not done so for up to 18 months. We currently expect to update the estimated value per share annually after the close of our offering stage. We will provide information about our estimated value per share in our public filings with the SEC and on our web site. These restrictions would severely limit our stockholders’ ability to sell their shares should they require liquidity and would limit your ability to recover the value you invested.
If we do not successfully implement our liquidation policy, our stockholders may have to hold their investment for an indefinite period.
Although we presently intend to complete a transaction providing liquidity to stockholders by January 31, 2020, our charter does not require our board of directors to pursue such a liquidity event. Market conditions and other factors could cause us to delay the listing of our shares on a national securities exchange or delay the commencement of our liquidation beyond January 31, 2020. If our board of directors does determine to pursue our liquidation policy, we would be under no obligation to conclude the process within a set time. The timing of the sale of assets will depend on real estate and financial markets, economic conditions in the areas in which properties are located, and federal income tax effects on stockholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would remain in existence until all properties and assets are liquidated. If we do not pursue a liquidity event, or delay such an event due to market conditions, our stockholders’ shares may continue to be illiquid and they may, for an indefinite period of time, be unable to convert their investment to cash easily and could suffer losses on their investment.

Risks Associated with Debt Financing
We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders’ investment.
Our policies do not limit us from incurring debt until our total liabilities would exceed 75% of the cost of our tangible assets (before deducting depreciation or other noncash reserves) and we may exceed this limit with the approval of the conflicts committee of our board of directors. As of December 31, 2012, our total liabilities were approximately 65% of the cost (before depreciation or other noncash reserves) of our tangible assets. During our offering period, we expect that our conflicts committee may approve debt in excess of this limit. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders’ investment.
Federal Income Tax Risks
REIT distribution requirements could adversely affect our ability to execute our business plan.
We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.
To qualify as a REIT, we must distribute to our stockholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain). From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.
Dividends payable by REITs do not qualify for the reduced tax rates.
The maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for this rate. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2012, 2011 and 2010, and the accompanying financing statement schedules, all included in this supplement.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Updated Risk Factors” in this prospectus supplement and “Risk Factors” in the prospectus.

Overview
We were formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2010 and intend to operate in such a manner. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner.
We intend to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. We expect that our portfolio will include “core” apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2012, we owned six apartment complexes.
KBS Capital Advisors LLC (“KBS Capital Advisors”) is our advisor. As our advisor, KBS Capital Advisors is responsible for managing our day-to-day operations and our portfolio of real estate assets. Subject to the terms of the advisory agreement between KBS Capital Advisors and us, KBS Capital Advisors delegates certain advisory duties to a sub-advisor, KBS-Legacy Apartment Community REIT Venture, LLC (the “Sub-Advisor”), which is a joint venture among KBS Capital Advisors and Legacy Partners Residential Realty LLC. Notwithstanding such delegation to the Sub-Advisor, KBS Capital Advisors retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement. KBS Capital Advisors makes recommendations on all investments to our board of directors. A majority of our board of directors, including a majority of our independent directors acting through the conflicts committee, approves our property and real estate-related investments. KBS Capital Advisors, either directly or through the Sub-Advisor, will also provide asset-management, marketing, investor-relations and other administrative services on our behalf. Our Sub-Advisor owns 20,000 shares of our common stock. We have no paid employees.
On August 19, 2009, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public, of which 80,000,000 shares would be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on March 12, 2010 and we retained KBS Capital Markets Group LLC (“KBS Capital Markets Group”), an affiliate of our advisor, to serve as the dealer manager of the offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in this offering. We intend to use substantially all of the net proceeds from this offering to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States as described above.
As of December 31, 2012, we had sold 12,882,304 shares of common stock in this offering for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. Also as of December 31, 2012, we had redeemed 35,848 shares sold in this offering for $0.4 million. We expect to announce an updated primary offering selling price for new purchases of common stock in this offering on March 4, 2013. The updated selling price will be effective for new purchases of common stock beginning March 5, 2013.
On May 31, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering (the “Follow-on Offering”). Pursuant to the registration statement, as amended, we propose to register up to an additional $2,000,000,000 of shares of common stock for sale to the public. We also expect to register up to an additional $760,000,000 of shares pursuant to our dividend reinvestment plan. We currently expect to commence the Follow-on Offering during the first quarter of 2013.
Market Outlook ─ Multi-Family Real Estate and Finance Markets
The Great Recession of 2008 - 2009 resulted in significant job losses, which had an adverse effect on multifamily real estate. Vacancies increased to record highs and rents decreased as owners sought to retain existing residents and attract new residents. Rising capitalization rates, in addition to declining rents, caused values to decline. In contrast, 2010 exhibited positive signs that multifamily real estate had begun a solid recovery. Vacancy declined, rents increased, and capitalization rates decreased. These positive trends continued throughout 2011 and 2012.
According to the U.S. Bureau of Labor Statistics (BLS), approximately 8.7 million jobs were lost in the U.S. from December 2007 through December 2009 as a result of the Great Recession. Since 2009, employment has increased by nearly 5.3 million jobs (through December 2012). The BLS also reported that the unemployment rate peaked in 2009 at 10.0%. The unemployment rate was down to 9.4% by the end of 2010 and, as of December 2012, it was 7.8%.
REIS, Inc. reported that apartment vacancies in the U.S. were 8.0% at the end of 2009. By the end of 2010, apartment vacancies had declined to 6.6%, and they have continued to decline since then, ending the fourth quarter of 2012 at 4.5% (REIS, Inc. - “Apartment First Glance,” 2012 Quarter 4). REIS also reported that effective rents for apartments were up by 2.3% in 2010 and 2011, in contrast to the decline in effective rents of 2.9% in 2009. Effective rents continued to grow in 2012 at an annualized rate of 3.8%.

Multifamily capitalization rates in the U.S. averaged 7.2% in December 2009 based on data from Real Capital Analytics (“RCA Historical Statistics by Month”). According to Witten Advisors, Class A capitalization rates were 5.2% in the third quarter of 2012.
In the medium- and long-term, we believe the prospects for multifamily real estate investment are promising. We expect several positive demographic trends, as noted below, will drive the demand for multifamily housing throughout this decade.

•	U.S. population growth - The U.S. Census Bureau projects that the U.S. population will increase by approximately 37 million (12%) between 2008 and 2020, predominantly in the West and South.

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Immigration - Foreign-born renters represented 18.9% of all renters in 2010 (U.S. Census Bureau, “2010 American Community Survey”). According to the U.S. Census Bureau, immigration is expected to add about 1.4 million individuals per year to the U.S. population. This immigration-driven increase in population, when combined with the natural U.S. population increase, will increase the demand for all types of housing, including apartments, over the next decade.

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Echo Boom - The children of the Baby Boom generation, dubbed the Echo Boomers, will increase the prime rental age group, 20 to 34 year olds, by 4 million, to 68 million and it will remain at that elevated level through 2020 according to the U.S. Census Bureau.

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Baby Boom - The population of people aged 50 to 64 is expected to increase by nearly 8.4 million between 2008 and 2018 (U.S. Census Bureau Population Forecast). These Baby Boomers generally have enough income to purchase a home but are increasingly choosing to downsize. Those Baby Boomers who choose to downsize generally prefer the conveniences of apartments, particularly those in urban infill locations.

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Housing Shift - More people are choosing to rent, as opposed to own, their home. According to the U.S. Census Bureau, the percentage of people that rent their housing in the United States has increased from 31.0% in fourth quarter 2005, to 34.6% at the end of 2012. This equates to approximately 3.96 million additional renter households in the U.S., according to Witten Advisors, over that time period.

Other positive factors for multifamily real estate investment include:

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Diminished supply - According to Witten Advisors (“U.S. Apartment Markets Forecast,” Fourth Quarter 2012), multifamily rental construction starts in the U.S. were 104,200 units in 2010, a small increase over the 50-year low mark of 97,600 units started in 2009. In 2011, rental construction starts in the U.S. increased to 167,000 units. Through October 2012, the latest data available at this time, U.S. rental construction starts totaled 191,000 units, still significantly below the approximately 250,000 starts a year average between 1997 and 2006. Multifamily rental construction starts are expected to stabilize at approximately 230,000 units per year in 2014.

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Availability of Debt Capital - Although there has been a tightening of lending standards for multifamily real estate, capital has remained readily available for the multifamily sector, which is in stark contrast to other commercial real estate sectors. This is in part due to the lower risk of multifamily investments as compared to the other primary property types and the continued support of government sponsored entities such as Fannie Mae, Freddie Mac, and the Federal Housing Administration.

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Maturing loans - More than $400 billion of multifamily loans are expected to mature from 2012 through 2016 (Marcus & Millichap Research Services, April 2012). We believe these loan maturities will provide opportunities to purchase properties from sellers in need of liquidity or those faced with repayment deadlines.

Liquidity and Capital Resources
We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.
On December 9, 2010, we broke escrow in this offering and through December 31, 2012 we had sold 12,882,304 shares for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. Also as of December 31, 2012, we had redeemed 35,848 shares sold in this offering for $0.4 million. If we are unable to raise substantially more funds in the offering than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more widely with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We do not expect to establish a permanent reserve from our offering proceeds for maintenance and repairs of real properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from gross offering proceeds, out of cash flow from operations or out of net cash proceeds from the sale of properties.
As of December 31, 2012, we owned six apartment complexes. Our operating cash needs were met through cash flow generated by our real estate investments and proceeds from this offering.
Our investment in real estate generates cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses. Cash flow from operations from our real estate investments is primarily dependent upon the occupancy level of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2012, our real estate property investments were 95% occupied.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.
As of December 31, 2012, our total debt outstanding was $167.9 million. Once we have fully invested the proceeds of this offering, we expect that our debt financing and other liabilities will be between 50% and 65% of the cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other non-cash reserves) of all our assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2012, our borrowings and other liabilities were approximately 65% of the cost (before depreciation or other noncash reserves) of our tangible assets.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. However, at the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further, we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our offering as of the date of reimbursement. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.

Cash Flows from Operating Activities
We commenced operations with the acquisition of our first apartment complex on October 26, 2010. As of December 31, 2012, we owned six apartment complexes. During the year ended December 31, 2012, net cash used in operating activities was $1.5 million. We expect that our cash flows from operating activities will increase in future years as a result of owning the assets acquired in 2012 for an entire period and as a result of anticipated future acquisitions of real estate and the related operations from those real estate acquisitions.
Cash Flows from Investing Activities
Net cash used in investing activities was $196.3 million for the year ended December 31, 2012 and consisted of the following:

•	$193.9 million for the acquisition of five apartment complexes;

•	$1.9 million of improvements to real estate; and

•	$0.5 million of escrow deposits for future real estate acquisitions.
Cash Flows from Financing Activities
Net cash provided by financing activities was $206.6 million for the year ended December 31, 2012 and consisted primarily of the following:

•
$142.5 million of net cash provided by debt and other financings as a result of proceeds from notes payable of $167.9 million, partially offset by $23.7 million of principal payments on our mortgage note payable and unsecured note payable due to affiliates and payments of deferred financing costs of $1.7 million;

•
$67.5 million of cash provided by offering proceeds related to our initial public offering, net of payments of commissions, dealer manager fees and other organization and offering expenses of $11.6 million;

•	$3.0 million of net cash distributions, after giving effect to dividends reinvested by stockholders of $2.2 million; and

•	$0.4 million of cash used for redemptions of common stock.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of December 31, 2012 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2013	2014-2015	2016-2017	Thereafter
Outstanding debt obligations (1)	$167,940	$787	$5,509	$32,935	$128,709
Interest payments on outstanding debt obligations (2)	35,946	6,014	11,845	11,405	6,682
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(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2012. We incurred interest expense of $4.7 million excluding amortization of deferred financing costs and premium on notes payable of $(9,000), for the year ended December 31, 2012. Also included in the interest expense for the year ended December 31, 2012 was $0.5 million in early termination fees relating to the early payoff of the initial loan secured by Legacy at Valley Ranch on March 7, 2012.
Results of Operations
Our results of operations for the year ended December 31, 2012 are not indicative of those expected in future periods as we have not yet met our capital raise or investment goals. We have not yet invested all of the proceeds from our offering received to date and expect to continue to raise additional capital and make future acquisitions, which would have a significant impact on our future results of operations. We commenced real estate operations on October 26, 2010 after making our first investment. As of December 31, 2011, we owned one apartment complex and as of December 31, 2012, we owned six apartment complexes. The results of operations for the years ended December 31, 2012, 2011 and 2010 are not directly comparable as we were still investing the proceeds from our initial public offering during those periods. We expect that rental income, depreciation expense, amortization expense, operating expenses, asset management fees, interest expense and net income will each increase in future periods as a result of anticipated future acquisitions of apartment communities.

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011
The following table provides summary information about our results of operations for the years ended December 31, 2012 and 2011 (dollar amounts in thousands):

	For the Years Ended December 31,		Increase	Percentage Change	$ Change Due to Acquisitions (1)	$ Change Due to Properties Held Throughout Both Periods (2)
	2012	2011
Rental income	$16,105	$5,372	$10,733	200%	$10,360	$373
Operating, maintenance, and management costs	4,273	1,503	2,770	184%	2,749	21
Real estate taxes and insurance	2,311	985	1,326	135%	1,283	43
Asset management fees to affiliate	1,521	362	1,159	320%	1,150	9
Property management fees to affiliate	106	—	106	100%	106	—
Real estate acquisition fees and expenses to affiliate	1,969	—	1,969	100%	1,969	—
Real estate acquisition fees and expenses	1,584	23	1,561	6,787%	1,584	(23)
General and administrative expenses	1,898	1,384	514	37%	n/a	n/a
Depreciation and amortization expense	8,012	1,890	6,122	324%	7,116	(994)
Interest expense	4,688	1,323	3,365	254%	3,146	219
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(1) Represents the dollar amount increase for the year ended December 31, 2012 compared to the year ended December 31, 2011 related to real estate investments acquired on or after January 1, 2011.
(2) Represents dollar amount increase for the year ended December 31, 2012 compared to the year ended December 31, 2011 with respect to real estate investments owned by us during both periods.
Rental income increased from $5.4 million for the year ended December 31, 2011 to $16.1 million for the year ended December 31, 2012, primarily as a result of the growth in our real estate portfolio. Additionally, rental income from the real estate property owned by us during both periods increased by $0.4 million due to an overall increase in rental rates. We expect that our rental income will increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of apartment communities.
Property operating costs and real estate taxes and insurance increased from $2.5 million for the year ended December 31, 2011 to $6.6 million for the year ended December 31, 2012. The increase in property operating costs and real estate taxes and insurance was primarily due to the growth in our real estate portfolio. We expect that our property operating costs and real estate taxes and insurance will increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of apartment communities.
Asset management fees with respect to our real estate investments increased from $0.4 million for the year ended December 31, 2011 to $1.5 million for the year ended December 31, 2012, as a result of the growth in our real estate portfolio. All asset management fees incurred as of December 31, 2012 have been paid. We expect that our asset management fees will increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of apartment communities. On January 8, 2013, we entered into an amendment to the advisory agreement with our advisor to defer our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013, subject to certain conditions. See further discussion at “Subsequent Events - Amendment to the Advisory Agreement.”
Property management fees to affiliate were $0.1 million for the year ended December 31, 2012 and related to property management services for the five properties acquired during 2012. All property management fees incurred as of December 31, 2012 have been paid. We expect that property management fees to affiliate will increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of apartment communities.
Real estate acquisition fees and expenses to affiliate and non-affiliate were $3.6 million for the year ended December 31, 2012 and related to the acquisitions of five apartment complexes. We did not make any real estate investments during the year ended December 31, 2011. Real estate acquisition fees and expenses will vary in future periods based on acquisition activity.
General and administrative expenses increased from $1.4 million for the year ended December 31, 2011 to $1.9 million for the year ended December 31, 2012. These general and administrative costs consisted primarily of insurance premiums, professional fees, independent director fees and dividend processing costs. We expect general and administrative costs to increase in the future periods as we acquire additional real estate investments but to decrease as a percentage of total revenue.

Depreciation and amortization expense increased from $1.9 million for the year ended December 31, 2011 to $8.0 million for the year ended December 31, 2012. Depreciation and amortization expense increased by $7.1 million due to the growth in our real estate portfolio. This increase was offset by a $1.0 million decrease in depreciation and amortization from the property held throughout both periods due to a decrease in amortization of tenant origination costs related to in-place leases that were fully amortized in 2011. We expect that our depreciation and amortization expenses will increase in future periods as a result of anticipated future acquisitions of apartment communities.
Interest expense increased from $1.3 million for the year ended December 31, 2011 to $4.7 million for the year ended December 31, 2012. The increase in interest expense was primarily due to the growth in our real estate portfolio resulting in increased borrowings during the year ended December 31, 2012 compared to the year ended December 31, 2011. Additionally, during the year ended December 31, 2012, we incurred some fees related to the early payoff of a mortgage loan, which was partially offset by the write-off of unamortized premium on the loan. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the availability and cost of debt financings, and the opportunity to acquire real estate investments meeting our investment objectives; however, we expect it will increase over time due to additional borrowings on future acquisitions.
Comparison of the year ended December 31, 2011 versus the year ended December 31, 2010
We commenced real estate operations on October 26, 2010 after making our first investment. For the years ended December 31, 2011 and 2010, total revenues, all of which were generated from our one real estate investment, were $5.4 million and $0.9 million, respectively. Total expenses directly related to our real estate investment during the year ended December 31, 2011 were $6.1 million, consisting of $1.5 million in property operating costs, $1.0 million of real estate taxes and insurance, $0.4 million of asset management fees, $1.9 million of depreciation and amortization and $1.3 million of interest expense. Total expenses directly related to our real estate investment during the year ended December 31, 2010 were $2.3 million, consisting of $0.3 million in property operating costs, $0.2 million of real estate taxes and insurance, $0.1 million of asset management fees, $0.7 million of depreciation and amortization, $0.4 million of interest expense and real estate acquisition fees and expenses of $0.6 million. The increase in revenues and expenses from the year ended December 31, 2010 to December 31, 2011 were a result of owning the asset acquired in 2010 for an entire period in 2011.
General and administrative expenses for the years ended December 31, 2011 and 2010 totaled $1.4 million and $0.7 million, respectively. These general and administrative costs consisted primarily of insurance premiums, professional fees, independent director fees and dividend processing costs.
Organization and Offering Costs
Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with this offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.
Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf. However, at the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our offering as of the date of reimbursement. As of December 31, 2012, selling commissions, dealer manager fees, and organization and other offering costs related to this offering were 13.9% of the gross offering proceeds. Through December 31, 2012, we had sold 12,882,304 shares for gross offering proceeds of $127.9 million, all of which were sold in the primary offering, and recorded selling commissions and dealer manager fees of $11.2 million and organization and other offering costs of $6.5 million. Additionally, we incurred $0.9 million in organization and other offering costs related to the registration of the Follow-on Offering, which are included in deferred financing costs, prepaid expenses and other assets on our consolidated balance sheets.

Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trust (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.
FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.
Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the years ended December 31, 2012 and 2011 (in thousands):

	For the Years Ended December 31,
	2012	2011	2010
Net loss	$(10,233)	$(2,093)	$(2,054)
Depreciation of real estate assets	3,841	858	207
Amortization of lease-related costs	4,171	1,032	552
FFO	$(2,221)	$(203)	$(1,295)
Set forth below is additional information related to certain items included in net loss above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.
Significant Items Included in Net Loss:

•	Acquisition fees and expenses related to the purchase of real estate of approximately $3.6 million and $0.6 million for the years ended December 31, 2012 and 2010, respectively;

•
Interest expense from the amortization of deferred financing costs related to notes payable of approximately $0.4 million, $0.1 million and $61,000 for the years ended December 31, 2012, 2011 and 2010, respectively; and

•	Interest expense from the amortization of the premium on notes payable of $(0.4) million, $(75,000) and $(19,000) for the years ended December 31, 2012, 2011 and 2010, respectively.
FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs. For the year ended December 31, 2012, our negative FFO was due to limited operations as we owned only six real estate investments. We expect FFO to improve as we continue to grow.

Distributions
Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock. Distributions declared, distributions paid and cash flows from (used in) operating activities were as follows during 2012 (in thousands, except per share amounts):

			Distributions Paid (3)				Source of Distributions Paid
	Distributions Declared (1)	Distributions Declared Per Share (1) (2)				Cash Flows From (Used in) Operating Activities	Amount Paid from Cash Flows From Operating Activities/ Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
Period			Cash	Reinvested	Total
First Quarter 2012	$907	$0.160	$449	$340	$789	$(1,899)	$—	/0%	$789	/100%
Second Quarter 2012	1,287	0.162	671	507	1,178	1,059	1,059	/90%	119	/10%
Third Quarter 2012	1,598	0.164	878	628	1,506	669	669	/44%	837	/56%
Fourth Quarter 2012	1,932	0.164	1,040	754	1,794	(1,362)	—	/0%	1,794	/100%
	$5,724	$0.650	$3,038	$2,229	$5,267	$(1,533)	$1,728	/33%	$3,539	/67%
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(1) Distributions for the period from January 1, 2012 through February 28, 2012 and March 1, 2012 through December 31, 2012 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.
(2) Assumes shares were issued and outstanding each day during the periods presented.
(3) Distributions are paid on a monthly basis. We have historically paid distributions for all record dates of a given month approximately 15 days following month end. However, commencing with distributions for November 2012 record dates, distributions are paid on or about the first business day of the following month.
For the year ended December 31, 2012, we paid aggregate distributions of $5.3 million, including $3.1 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the year ended December 31, 2012 was $2.2 million and cash flow used in operations was $1.5 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $1.7 million of cash flows from operations and $3.6 million of debt financing. For the purposes of determining the source of our distributions paid, we assume first that we use cash flows from operations from the relevant periods to fund distribution payments. All non-operating expenses (including general and administrative expenses), debt service and other obligations are assumed to be paid from gross offering proceeds as permitted by our offering documents and loan agreement. See the reconciliation of FFO to net loss above.
From inception through December 31, 2012, we paid aggregate distributions of $6.2 million, including net cash distributions and dividends reinvested by stockholders, and our cumulative net loss for the same period was $14.4 million. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Forward — Looking Statements,” “Market Outlook — Multi-Family Real Estate and Finance Markets” and “Results of Operations” herein, and the risks discussed herein and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC. Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

Critical Accounting Policies
Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Revenue Recognition
We lease apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.
We will recognize gains on sales of real estate either in total or deferred for a period of time, depending on whether a sale has been consummated, the extent of the buyer’s investment in the property being sold, whether our receivable is subject to future subordination, and the degree of our continuing involvement with the property after the sale. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.
Other income, including interest earned on the Company’s cash, are recognized as it is earned.
Real Estate
Depreciation and Amortization
Investments in real estate properties are carried at cost and depreciated using the straight-line method over the estimated useful lives of 40 years for buildings, 10–20 years for land improvements and five to 12 years for computer, furniture, fixtures and equipment. Costs directly associated with the development of land and those incurred during construction are capitalized as part of the investment basis. Acquisition costs are expensed as incurred. Operating expenses incurred that are not related to the development and construction of the real estate investments are expensed as incurred. Repairs, maintenance and tenant turnover costs are expensed as incurred and significant replacements and improvements are capitalized. Repairs, maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate property. We consider the period of future benefit of an asset to determine its appropriate useful life.
Intangible assets related to in-place leases are amortized to expense over the average remaining non‑cancelable terms of the respective in-place leases.
Development Costs
We will capitalize development and construction costs (including interest and other financing fees, property taxes, and other direct and indirect development costs) beginning when active development commences and ending when apartment units are available for occupancy and all infrastructure is substantially complete.
Real Estate Acquisition Valuation
We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition‑date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.
Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in‑place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease values are amortized to expense over the average remaining non‑cancelable terms of the respective in-place leases.
We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in place leases, measured over a period equal to the remaining non‑cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective leases, including any below-market renewal periods.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.
Impairment of Real Estate and Related Intangible Assets and Liabilities
We will monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we will assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. We did not record any impairment loss on our real estate and related intangible assets and liabilities during the years ended December 31, 2012, 2011 and 2010.
Fair Value Measurements
Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long‑lived assets). Fair value, as defined under GAAP, is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
When available, we will utilize quoted market prices from independent third‑party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).
We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.
Income Taxes
We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.
We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions. Our evaluations were performed for the tax years ended December 31, 2012 and 2011. As of December 31, 2012, returns for calendar years 2011 and 2010 remain subject to examination by major tax jurisdictions.
Experts
The consolidated financial statements of KBS Legacy Partners Apartment REIT, Inc. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the accompanying financial statement schedule, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
KBS Legacy Partners Apartment REIT, Inc.

We have audited the accompanying consolidated balance sheets of KBS Legacy Partners Apartment REIT, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule in Item 15(a), Schedule III — Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Legacy Partners Apartment REIT, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP
Irvine, California
February 26, 2013

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2012	2011
Assets
Real estate:
Land	$29,768	$4,838
Buildings and improvements	196,592	30,819
Tenant origination and absorption costs	1,513	1,584
Total real estate, cost	227,873	37,241
Less accumulated depreciation and amortization	(5,298)	(2,649)
Total real estate, net	222,575	34,592
Cash and cash equivalents	31,849	23,072
Restricted cash	2,304	1,143
Deferred financing costs, prepaid expenses and other assets	5,122	1,714
Total assets	$261,850	$60,521
Liabilities and stockholders’ equity
Notes payable:
Mortgage notes payable, net	$167,940	$23,077
Unsecured note payable due to affiliate	—	1,000
Total notes payable, net	167,940	24,077
Accounts payable and accrued liabilities	3,499	1,396
Due to affiliates	74	36
Distributions payable	691	234
Other liabilities	1,068	247
Total liabilities	173,272	25,990
Commitments and contingencies (Note 10)
Redeemable common stock	2,006	350
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 12,866,456 and 4,707,212 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	129	47
Additional paid-in capital	107,685	39,419
Cumulative distributions and net losses	(21,242)	(5,285)
Total stockholders’ equity	86,572	34,181
Total liabilities and stockholders’ equity	$261,850	$60,521

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended December 31,
	2012	2011	2010
Revenues:
Rental income	$16,105	$5,372	$928
Total revenues	16,105	5,372	928
Expenses:
Operating, maintenance, and management	4,273	1,503	271
Real estate taxes and insurance	2,311	985	209
Asset management fees to affiliate	1,521	362	67
Property management fees to affiliate	106	—	—
Real estate acquisition fees and expenses to affiliate	1,969	—	366
Real estate acquisition fees and expenses	1,584	23	248
General and administrative expenses	1,898	1,384	702
Depreciation and amortization	8,012	1,890	759
Interest expense	4,688	1,323	360
Total expenses	26,362	7,470	2,982
Other income:
Interest income	24	5	—
Net loss	$(10,233)	$(2,093)	$(2,054)
Net loss per common share, basic and diluted	$(1.16)	$(1.21)	$(50.02)
Weighted-average number of common shares outstanding, basic and diluted	8,801,166	1,734,410	41,063

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(dollars in thousands)

			Additional Paid-in Capital	Cumulative Distributions and Net Loss	Total Stockholders’ Equity
	Common Stock
	Shares	Amounts
Balance, December 31, 2009	20,000	$1	$199	$(1)	$199
Issuance of common stock	347,447	3	3,414	—	3,417
Distributions declared	—	—	—	(10)	(10)
Commissions on stock sales and related dealer manager fees to affiliates	—	—	(272)	—	(272)
Other offering costs	—	—	(240)	—	(240)
Net loss	—	—	—	(2,054)	(2,054)
Balance, December 31, 2010	367,447	$4	$3,101	$(2,065)	$1,040
Issuance of common stock	4,339,765	43	43,147	—	43,190
Transfers to redeemable common stock	—	—	(350)	—	(350)
Distributions declared	—	—	—	(1,127)	(1,127)
Commissions on stock sales and related dealer manager fees to affiliates	—	—	(3,896)	—	(3,896)
Other offering costs	—	—	(2,583)	—	(2,583)
Net loss	—	—	—	(2,093)	(2,093)
Balance, December 31, 2011	4,707,212	$47	$39,419	$(5,285)	$34,181
Issuance of common stock	8,195,092	82	81,224	—	81,306
Redemptions of common stock	(35,848)	—	(350)	—	(350)
Transfers to redeemable common stock	—	—	(1,879)	—	(1,879)
Distributions declared	—	—	—	(5,724)	(5,724)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(7,026)	—	(7,026)
Other offering costs	—	—	(3,703)	—	(3,703)
Net loss	—	—	—	(10,233)	(10,233)
Balance, December 31, 2012	12,866,456	$129	$107,685	$(21,242)	$86,572

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities:
Net loss	$(10,233)	$(2,093)	$(2,054)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,012	1,890	759
Bad debt expense	191	14	2
Amortization of premium on notes payable	(395)	(75)	(19)
Amortization of deferred financing costs	386	149	61
Changes in operating assets and liabilities:
Restricted cash for operational expenditures	(1,161)	(156)	(987)
Prepaid expenses and other assets	(834)	(490)	(29)
Accounts payable and accrued liabilities	1,864	107	1,289
Due to affiliates	39	(305)	305
Other liabilities	598	114	133
Net cash used in operating activities	(1,533)	(845)	(540)
Cash Flows from Investing Activities:
Acquisitions of real estate	(193,900)	—	(12,907)
Improvements to real estate	(1,936)	(595)	(58)
Escrow deposits for pending real estate acquisition	(500)	(1,000)	—
Net cash used in investing activities	(196,336)	(1,595)	(12,965)
Cash Flows from Financing Activities:
Proceeds from notes payable	167,940	—	—
Principal payments on mortgage note payable	(22,682)	(440)	(70)
Principal payments on unsecured note payable due to affiliate	(1,000)	(13,000)	—
Proceeds from unsecured note payable due to affiliate	—	—	14,000
Payments of deferred financing costs	(1,737)	(10)	(410)
Proceeds from issuance of common stock	79,077	42,840	3,417
Payments to redeem common stock	(350)	—	—
Payments of commissions on stock sales and related dealer manager fees	(7,026)	(3,896)	(273)
Payments of other offering costs	(4,538)	(2,554)	(233)
Distributions paid	(3,038)	(553)	—
Net cash provided by financing activities	206,646	22,387	16,431
Net increase in cash and cash equivalents	8,777	19,947	2,926
Cash and cash equivalents, beginning of period	23,072	3,125	199
Cash and cash equivalents, end of period	$31,849	$23,072	$3,125
Supplemental Disclosure of Cash Flow Information:
Interest paid	$3,793	$1,008	$244
Supplemental Disclosure of Noncash Transactions:
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$2,229	$350	$—
Increase in distributions payable	$457	$224	$10
Increase in accrued improvements to real estate	$159	$—	$—
Increase in redeemable common stock payable	$223	$—	$—
Mortgage debt assumed on real estate acquisition at fair value	$—	$—	$23,681

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

1.	ORGANIZATION
KBS Legacy Partners Apartment REIT, Inc. (the “Company”) was formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. Substantially all of the Company’s business is conducted through KBS Legacy Partners Limited Partnership (the “Operating Partnership”), a Delaware limited partnership formed on August 4, 2009. The Company is the sole general partner of and owns a 0.1% partnership interest in the Operating Partnership. KBS Legacy Partners Holdings LLC (“REIT Holdings”), a Delaware limited liability company formed on August 4, 2009, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company originally entered into with the Advisor on January 25, 2010 and renewed for an additional one-year term on January 25, 2013 (the “Advisory Agreement”).
On August 7, 2009, the Company issued 20,000 shares of its common stock to KBS-Legacy Apartment Community REIT Venture, LLC (the “Sub-Advisor”), an affiliate of the Company, at a purchase price of $10.00 per share. As of December 31, 2012, the Sub-Advisor owns 20,000 shares of common stock of the Company.
The Company expects to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. The Company expects that its portfolio will include “core” apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. The Company may make its investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2012, the Company owned six apartment complexes.
On August 19, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public (the “Offering”), of which 80,000,000 shares would be offered pursuant to the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on March 12, 2010, and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Company, to serve as the dealer manager of the Offering. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Offering.
As of December 31, 2012, the Company had sold 12,882,304 shares of common stock in the Offering for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. Also as of December 31, 2012, the Company had redeemed 35,848 shares sold in the Offering for $0.4 million.
On May 31, 2012, the Company filed a registration statement on Form S-11 with the SEC to register a follow-on public offering (the “Follow-on Offering”). Pursuant to the registration statement, as amended, the Company proposes to register up to an additional $2,000,000,000 of shares of common stock for sale to the public. The Company also expects to register up to an additional $760,000,000 of shares pursuant to the dividend reinvestment plan. The Company currently expects to commence the Follow-on Offering during the first quarter of 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company, REIT Holdings and the Operating Partnership, and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Reclassifications
Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation.  These reclassifications have not changed the results of operations of prior periods.
Revenue Recognition
The Company leases apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. The Company recognizes rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectibility is reasonably assured.
The Company will recognize gains on sales of real estate either in total or deferred for a period of time, depending on whether a sale has been consummated, the extent of the buyer’s investment in the property being sold, whether the receivable of the Company is subject to future subordination, and the degree of the Company’s continuing involvement with the property after the sale. If the criteria for profit recognition under the full-accrual method are not met, the Company will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.
Other income, including interest earned on the Company’s cash, is recognized as it is earned.
Real Estate
Depreciation and Amortization
Real estate properties are carried at cost and depreciated using the straight-line method over the estimated useful lives of 40 years for buildings, 10–20 years for land improvements and five to 12 years for computer, furniture, fixtures and equipment. Costs directly associated with the development of land and those incurred during construction are capitalized as part of the investment basis. Acquisition costs are expensed as incurred. Operating expenses incurred that are not related to the development and construction of the real estate investments are expensed as incurred. Repairs, maintenance and tenant turnover costs are expensed as incurred and significant replacements and improvements are capitalized. Repairs, maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate property. The Company considers the period of future benefit of an asset to determine its appropriate useful life.
Intangible assets related to in-place leases are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.
Development Costs
The Company will capitalize development and construction costs (including interest and other financing fees, property taxes, and other direct and indirect development costs) beginning when active development commences and ending when apartment units are available for occupancy and all infrastructure is substantially complete.
Real Estate Acquisition Valuation
The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date will be expensed in periods subsequent to the acquisition date.
Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in‑place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease values are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

The Company assesses the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.
The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective leases, including any below-market renewal periods.
The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.
Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions, such as market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company will assess the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2012, 2011 and 2010.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short term investments. Cash and cash equivalents are stated at cost, which approximates fair value. There are no restrictions on the use of the Company’s cash and cash equivalents as of December 31, 2012.
The Company’s cash and cash equivalent balance exceeds federally insurable limits as of December 31, 2012. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.
Restricted Cash
Restricted cash is comprised of lender impound reserve accounts for property taxes.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Fair Value Measurements
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
When available, the Company will utilize quoted market prices from independent third-party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).
The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Dividend Reinvestment Plan
The Company has adopted a dividend reinvestment plan (the “DRP”) through which future common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP will be $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the dividend reinvestment plan will be priced at the estimated value per share of the Company’s common stock, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The offering stage will be considered complete when the Company is no longer publicly offering equity securities — whether through the Offering or follow-on public offerings — and has not done so for 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon 10 days’ notice to participants. On January 17, 2013, the Company’s board of directors approved a second amended and restated dividend reinvestment plan. See Note 11, “Subsequent Events — Second Amended and Restated Dividend Reinvestment Plan.”
Redeemable Common Stock
The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.
There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•
Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), the Company may not redeem shares until the stockholder has held his or her shares for one year.

•
During each calendar year, the share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted‑average number of shares outstanding during the prior calendar year.

•
The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the program, during the year ended December 31, 2012, the Company redeemed shares as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Notwithstanding the above, the redemption price for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” will initially be the amount paid to acquire the shares from the Company. Furthermore, once the Company establishes an estimated value per share of its common stock, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share upon completion of its offering stage. The Company will consider its offering stage complete when it is no longer publicly offering equity securities — whether through the primary offering or a follow-on public offering — and has not done so for up to 18 months. “Public equity offering” for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.
The Company’s board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders. On January 17, 2013, the Company’s board of directors approved a second amended and restated share redemption program and on February 25, 2013 the Company’s Board of Directors approved a third amended and restated share redemption program. See Note 11, “Subsequent Events — Share Redemption Program.”
The Company will record amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, because the amounts that can be redeemed will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company will present the net proceeds from the current year dividend reinvestment plan as redeemable common stock in its accompanying consolidated balance sheets.
The Company will classify as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company’s redeemable common shares will be contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values. During the year ended December 31, 2012, the Company redeemed $0.4 million of common stock, which represented the dollar value of the number of shares that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan in 2011. As of December 31, 2012, the Company had 24,150 shares of outstanding and unfulfilled redemption requests and recorded $0.2 million of other liabilities on the accompanying consolidated balance sheets related to these unfulfilled redemption requests. Effective January 2013, and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012, the Company has $2.2 million available for redemption in 2013. The Company redeemed the remaining outstanding and unfulfilled redemptions as of December 31, 2012 of $0.2 million on the January 31, 2013 redemption date.
Related Party Transactions
Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.
The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the year ended December 31, 2012.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Organization and Offering Costs
Certain organization and offering costs (other than selling commissions and dealer manager fees) of the Company are paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. These organization and other offering costs include all expenses to be paid by the Company in connection with the Offering. Organization costs include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.
Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. As a result, the Company is only liable for these costs up to an amount that, when combined with selling commissions and dealer manager fees, does not exceed 15% of the gross proceeds of the Offering.
Organization costs are expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the Advisor, the Dealer Manager or their affiliates from the gross proceeds of the Offering. The Company expects the Advisor to continue to incur organization and other offering costs on its behalf.
Selling Commissions and Dealer Manager Fees
The Company pays the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallows 100% of sales commissions earned to participating broker-dealers. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager may increase the reallowance.
Acquisition Advisory Fee
The Company pays the Advisor an acquisition advisory fee equal to 1% of the cost of investments acquired, including any acquisition expenses and any debt attributable to such investments.
Asset Management Fee
With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one twelfth of 1.0% of the amount paid to fund the acquisition, development, construction or improvement of the investment, inclusive of acquisition expenses related thereto (but excluding any acquisition fees related thereto). The amount paid includes any portion of the investment that was debt financed. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company’s proportionate share of the underlying investment.
On January 8, 2013, the Company entered into an amendment to the advisory agreement with the Advisor. See Note 11, “Subsequent Events — Amendment to the Advisory Agreement.”
Income Taxes
The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2012 and 2011. As of December 31, 2012, returns for calendar years 2011 and 2010 remain subject to examination by major tax jurisdictions.
Segments
The Company has invested in six apartment complexes as of December 31, 2012. Substantially all of the Company’s revenue and net loss is from real estate, and therefore, the Company currently operates in one business segment.
Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted‑average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2012, 2011 and 2010.
Distributions declared per common share was $0.650 for the years ended December 31, 2012 and 2011, respectively, and $0.028 for the year ended December 31, 2010. Distributions declared per common share assumes each share was issued and outstanding each day during the years ended December 31, 2012 and 2011 and each day during the period from December 16, 2010 through December 31, 2010. For the years ended December 31, 2012 and 2011 and the period from December 16, 2010 through December 31, 2010, distributions were based on daily record dates and calculated at a rate of $0.00178082 per share per day. Each day during the period from December 16, 2010 through February 28, 2012 and March 1, 2012 through December 31, 2012 was a record date for distributions.
Square Footage, Occupancy and Other Measures
Square footage, occupancy and other measures used to describe real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

3.	RECENT ACQUISITIONS OF REAL ESTATE
During the year ended December 31, 2012, the Company acquired the following properties (dollars in thousands):

Property Name	City	State	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Total Purchase Price
Poplar Creek	Schaumburg	IL	02/09/2012	$7,020	$19,439	$741	$27,200
The Residence at Waterstone	Pikesville	MD	04/06/2012	7,700	55,473	1,527	64,700
Legacy Crescent Park	Greer	SC	05/03/2012	1,710	18,518	572	20,800
Legacy at Martin’s Point	Lombard	IL	05/31/2012	3,500	31,011	939	35,450
Wesley Village	Charlotte	NC	11/06/2012	5,000	39,237	1,513	45,750
				$24,930	$163,678	$5,292	$193,900
The in-place leases acquired in connection with these acquisitions have a total weighted-average amortization period of 5.8 months as of the date of acquisition.
The Company recorded each acquisition as a business combination and expensed $3.6 million of acquisition costs related to these properties during the year ended December 31, 2012. During the year ended December 31, 2012, the Company recognized $10.4 million of total revenues and $8.4 million of operating expenses from these properties.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

4.	REAL ESTATE
As of December 31, 2012, the Company owned six apartment complexes, containing 1,752 units and encompassing 1.7 million rentable square feet, which were 95% occupied. The following table provides summary information regarding the properties owned by the Company as of December 31, 2012 (dollars in thousands):

Property Name	Date Acquired	Location	Total Real Estate at Cost (1)	Accumulated Depreciation and Amortization (1)	Total Real Estate, Net
Legacy at Valley Ranch	10/26/2010	Irving, TX	$35,988	$(1,962)	$34,026
Poplar Creek	02/09/2012	Schaumburg, IL	26,677	(557)	26,120
The Residence at Waterstone	04/06/2012	Pikesville, MD	63,967	(1,169)	62,798
Legacy Crescent Park	05/03/2012	Greer, SC	20,290	(411)	19,879
Legacy at Martin’s Point	05/31/2012	Lombard, IL	35,199	(608)	34,591
Wesley Village	11/06/2012	Charlotte, NC	45,752	(591)	45,161
			$227,873	$(5,298)	$222,575
_____________________
(1) In 2012, the Company wrote off fully amortized costs from cost and accumulated amortization in tenant origination and absorption costs related to in-place leases of $5.4 million.
As of December 31, 2012 and 2011, the Company’s tenant origination and absorption costs was $6.9 million and $1.6 million, respectively, and the accumulated amortization of tenant origination and absorption costs was $5.7 million and $1.6 million, respectively. The weighted-average remaining amortization period for the Company’s tenant origination and absorption costs was 6 months as of December 31, 2012.

5.	NOTES PAYABLE
As of December 31, 2012 and 2011, the Company’s notes payable consisted of the following (dollars in thousands):

	Principal as of December 31, 2012	Principal as of December 31, 2011	Contractual Interest Rate as of December 31, 2012 (1)	Payment Type		Maturity Date
Mortgage Note Payable
Legacy at Valley Ranch Mortgage Loan (2)	$32,500	$22,682	3.9%	Principal & Interest	(3)	04/01/2019
Poplar Creek Mortgage Loan	20,400	—	4.0%	Principal & Interest	(3)	03/01/2019
The Residence at Waterstone Mortgage Loan	47,905	—	3.8%	Principal & Interest	(3)	05/01/2019
Legacy Crescent Park Mortgage Loan	14,560	—	3.5%	Principal & Interest	(4)	06/01/2019
Legacy at Martin’s Point Mortgage Loan	23,000	—	3.3%	Principal & Interest	(3)	06/01/2019
Wesley Village Mortgage Loan	29,575	—	2.6%	Principal & Interest	(5)	12/01/2017
Premium on notes payable, net (2)	—	395
Mortgage note payable, net	167,940	23,077
Unsecured Note Payable Due to Affiliate
Advisor Bridge Loan	—	1,000
Total Notes Payable, net	$167,940	$24,077
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2012.
(2) On March 7, 2012, the Company refinanced the Legacy at Valley Ranch Mortgage Loan. The proceeds were used to repay in full the original debt secured by Legacy at Valley Ranch with an outstanding principal balance of $22.6 million as of March 7, 2012. The Company recognized as interest expense $0.5 million in early termination fees related to the initial loan and wrote off, as a reduction to interest expense, the remaining $0.4 million unamortized premium on notes payable related to the early payoff of the original debt secured by Legacy at Valley Ranch as of March 7, 2012.
(3) Monthly payments are interest-only during the first two years of the loan. Beginning with the third year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.
(4) Monthly payments are interest-only during the first year of the loan. Beginning with the second year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.
(5) Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

As of December 31, 2012 and 2011, the Company’s deferred financing costs were $1.6 million and $0.2 million, respectively, net of amortization, and are included in deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.
During the years ended December 31, 2012 and 2011, the Company incurred $4.7 million and $1.3 million of interest expense, respectively. Included in interest expense for the years ended December 31, 2012 and 2011 were $0.4 million and $0.1 million of amortization of deferred financing costs, respectively. Additionally, included in interest expense for the year ended December 31, 2012 was $0.5 million and $(0.4) million due to early termination fees on mortgage debt and the write-off of a premium on notes payable, respectively. As of December 31, 2012 and 2011, the Company recorded interest payable of $0.5 million and $0.1 million, respectively.
The following is a schedule of maturities, including principal amortization payments, for the Company’s notes payable outstanding as of December 31, 2012 (in thousands):

2013	$787
2014	2,279
2015	3,230
2016	3,330
2017	29,605
Thereafter	128,709
$167,940

6.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:
Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Notes payable: The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
The following were the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012			December 31, 2011
	Face Value	Carrying Amount	Fair Value	Face Value (1)	Carrying Amount (1)	Fair Value (1)
Financial liabilities:
Notes payable	$167,940	$167,940	$171,232	$22,682	$23,077	$23,136
____________________
(1) Amounts do not include unsecured notes payable due to affiliate as it is not practicable to estimate the fair value due to its related party nature.
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

7.	RELATED PARTY TRANSACTIONS
The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of proceeds from the Offering in real estate related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. The Company has also entered into a fee reimbursement agreement (the “AIP Reimbursement Agreement”) with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company’s participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company’s investors serviced through the platform.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2012, 2011 and 2010, respectively, and any related amounts payable as of December 31, 2012 and 2011 (in thousands):

	Incurred			Payable as of
	2012	2011	2010	2012	2011
Expensed
Asset management fees	$1,521	$362	$67	$—	$—
Reimbursable operating expenses (1)	602	60	371	39	—
Acquisition fees on real properties	1,969	—	366	—	—
Related party interest expense (2)	10	401	156	—	—
Property management fees (3)	106	—	—	—	—
Additional Paid-in Capital
Selling commissions	4,668	2,609	170	—	—
Dealer manager fees	2,358	1,287	102	—	—
Reimbursable other offering costs	3,408	2,583	240	35	36
Capitalized
Origination fees on unsecured note payable due to affiliate	—	—	140	—	—
	$14,642	$7,302	$1,612	$74	$36
____________________
(1) In addition, our Advisor may seek reimbursement for employee costs under the Advisory Agreement. Beginning July 1, 2010, the Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $74,000, $60,000 and $28,000 for the years ended December 31, 2012, 2011 and 2010, respectively, and were the only employee costs reimbursable under the Advisory Agreement through December 31, 2012. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.
(2) Related party interest expense relates to the Advisor Bridge Loan. See note 5, “Notes Payable.”
(3) See “— Property Management Agreement.”
From inception through December 31, 2012, the Company has recognized and paid $11.2 million in selling commissions and dealer manager fees and recognized $6.5 million of other organization and offering expenses related to the Offering, including $6.2 million of other organization and offering expenses incurred by the Advisor. As of December 31, 2012, all amounts incurred by the Advisor have been reimbursed.  From inception through December 31, 2012, the Company’s selling commissions, dealer manager fees, and organization and other offering costs were 13.9% of the gross offering proceeds. Additionally, as of December 31, 2012, the Company has recognized $0.9 million of other organization and offering costs related to the registration of the Follow-on Offering, including $24,000 that was incurred by the Advisor. Other organization and offering costs related to the registration of the Follow-on Offering are included in deferred financing costs, prepaid expenses and other assets in the accompanying consolidated balance sheets.
In connection with the Offering, the Company’s sponsors agreed to provide additional indemnification to one of the participating broker dealers.  The Company agreed to add supplemental coverage to its directors’ and officers’ insurance coverage to insure the sponsors’ obligations under this indemnification agreement in exchange for reimbursement by the sponsors to the Company for all costs, expenses and premiums related to this supplemental coverage.  During the years ended December 31, 2012 and 2011, the Advisor paid $88,500 and $88,500, respectively, to the insurer for the costs of the supplemental coverage obtained by the Company.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Property Management Agreement
In connection with each of its acquisitions of Poplar Creek, The Residence at Waterstone, Legacy Crescent Park, Legacy at Martin’s Point and Wesley Village, the Company, through an indirect wholly owned subsidiary, entered into a separate Property Management — Account Services Agreement (collectively, the “Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of the Sub-Advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to these properties. Under each Services Agreement, the Company will pay LPR a monthly fee in an amount equal to 1% of each property’s gross monthly collections. Unless otherwise provided for in an approved operating budget, LPR will be responsible for all expenses that it incurs in rendering services pursuant to each Services Agreement. Each Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, the Company may terminate each Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Company may also terminate each Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate each Services Agreement at any time without cause upon 90 days’ prior written notice to the Company.

8.	PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2012 and 2011. The Company acquired five apartment complexes during the year ended December 31, 2012, which were accounted for as business combinations. The following unaudited pro forma information for the years ended December 31, 2012 and 2011 has been prepared to give effect to the acquisitions of Poplar Creek, The Residence at Waterstone, Legacy Crescent Park, Legacy at Martin’s Point and Wesley Village as if the acquisitions occurred on January 1, 2011. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on these dates, nor do they purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	For the Years Ended December 31,
	2012	2011
Revenues	$23,086	$22,469
Depreciation and amortization	$5,871	$12,147
Net loss	$(2,633)	$(8,718)
Net loss per common share, basic and diluted	$(0.22)	$(1.02)
Weighted-average number of common shares outstanding, basic and diluted	11,826,640	8,520,498
The unaudited pro forma information for the year ended December 31, 2012 was adjusted to exclude $3.6 million of acquisition costs incurred in 2012 related to the above properties.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

9.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011 (in thousands, except per share amounts):

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,814	$4,019	$4,825	$5,447
Net loss	$(1,073)	$(4,880)	$(2,448)	$(1,832)
Net loss per common share, basic and diluted	$(0.19)	$(0.61)	$(0.25)	$(0.16)
Distributions declared per common share (1)	$0.160	$0.162	$0.164	$0.164

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,301	$1,330	$1,356	$1,385
Net loss	$(1,158)	$(584)	$(141)	$(210)
Net loss per common share, basic and diluted	$(2.35)	$(0.54)	$(0.08)	$(0.06)
Distributions declared per common share (1)	$0.160	$0.162	$0.164	$0.164
_____________________
(1) Distributions declared per common shares assumes each share was issued and outstanding each day during the respective quarterly period from January 1, 2011 through December 31, 2012. Each day during the period from January 1, 2011 through February 28, 2012 and March 1, 2012 through December 31, 2012 was a record date for distributions. Distributions were calculated at a rate of $0.00178082 per share per day.

10.	COMMITMENTS AND CONTINGENCIES
Economic Dependency
The Company is dependent on the Advisor, the Sub-Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares in its ongoing initial public offering; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s property, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.
Legal Matters
From time to time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

11.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of Offering
The Company commenced its Offering on March 12, 2010. As of February 22, 2013, the Company had sold 15,005,447 shares of common stock in the Offering for gross offering proceeds of $149.0 million, including 335,984 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $3.2 million. Also as of February 22, 2013, the Company had redeemed 61,571 shares sold in the Offering for $0.6 million. The Company expects to announce and implement an updated primary offering selling price for new purchases of common stock in its ongoing initial public offering on March 4, 2013.
Distributions Paid
On January 2, 2013, the Company paid distributions of $0.7 million, which related to distributions declared for each day in the period from December 1, 2012 through December 31, 2012. On February 1, 2013, the Company paid distributions of $0.7 million, which which related to distributions declared for each day in the period from January 1, 2013 through January 31, 2013.
Distributions Declared
On January 18, 2013, the Company’s board of directors declared distributions based on daily record dates for the period from February 1, 2013 through February 28, 2013, which the Company expects to pay in March 2013, and distributions based on daily record dates for the period from March 1, 2013 through March 31, 2013, which the Company expects to pay in April 2013. On February 25, 2013, the Company’s board of directors declared distributions based on daily record dates for the period from April 1, 2013 through April 30, 2013, which the Company expects to pay in May 2013, and distributions based on daily record dates for the period from May 1, 2013 through May 31, 2013, which the Company expects to pay in June 2013. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082  per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00  per share.
Investment and Financing Subsequent to December 31, 2012
Acquisition of Watertower Apartments
On January 15, 2013, the Company, through an indirect wholly owned subsidiary, purchased an apartment complex containing 228 units located on approximately 5.59 acres of land in Eden Prairie, Minnesota (“Watertower Apartments”).  The seller is not affiliated with the Company or its advisors. The purchase price of Watertower Apartments was $38.4 million plus closing costs. The Company funded the acquisition with proceeds from the Watertower Mortgage Loan (defined below) in the amount of $25.0 million and proceeds from the Offering. The Company allocated the purchase price of the property to the fair value of the assets acquired and liabilities assumed. The Company allocated $4.1 million to land, $33.2 million to building and improvements and $1.1 million to tenant origination and amortization costs.
Watertower Apartments is located in Eden Prairie, Minnesota and consists of 228 apartment units, encompassing 218,710 rentable square feet. At acquisition, Watertower Apartments was 94% occupied. Additionally, Watertower Apartments contains two retail spaces encompassing 10,065 rentable square feet, which are both currently leased.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Financing of Watertower Apartments
On January 15, 2013 in connection with the acquisition of Watertower Apartments, the Company, through an indirect wholly owned subsidiary (the “Watertower Apartments Borrower”) entered into a mortgage agreement for borrowings of $25.0 million evidenced by two promissory notes (collectively, the “Watertower Mortgage Loan”): (i) a $16.7 million promissory note to Fireman’s Fund Insurance Company and (ii) an $8.3 million promissory note to Allianz Global Risks US Insurance Company. The Watertower Mortgage Loan matures on February 10, 2018 and bears interest at a fixed rate of 2.46%. Monthly payments are initially interest-only.  Beginning on March 10, 2015, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan term, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Watertower Apartments Borrower has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium.  The loan is fully assumable by a subsequent purchaser of Watertower Apartments.
KBS Legacy Partners Properties LLC (“KBSLPP”), an indirect wholly owned subsidiary of the Company, is providing a limited guaranty of the Watertower Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Watertower Apartments Borrower is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Watertower Apartments Borrower or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Watertower Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Watertower Apartments Borrower under the Watertower Mortgage Loan.
Amendment to and Renewal of the Advisory Agreement
On January 8, 2013, the Company entered into an amendment to the advisory agreement with the Advisor, which defers the Company’s obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. The Advisor further agrees that the Company will only be obligated to pay the Advisor such deferred amounts if and to the extent that the Company’s funds from operations, as such term is defined by the National Association of Real Estate Investment Trusts and interpreted by the Company, as adjusted for the effects of straight-line rents and acquisition costs and expenses (“AFFO”) for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an “AFFO Surplus”). The amount of any AFFO Surplus in a given month shall be applied first to pay to the Advisor asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with this amendment), and then to pay asset management fees previously deferred by the Advisor in accordance with this amendment that remain unpaid. Notwithstanding the above, any and all deferred asset management fees that are unpaid shall be immediately due and payable at such time as the stockholders have received distributions in an aggregate amount equal to the sum of (i) the stockholders’ 8% return and (ii) the stockholders’ invested capital.
On January 25, 2013, the Company renewed the advisory agreement with the advisor. The renewed advisory agreement is effective through January 25, 2014; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are consistent with those of the advisory agreement that was previously in effect (including the terms of the January 8, 2013 amendment described above).

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Second Amended and Restated Dividend Reinvestment Plan
On January 17, 2013, the Company’s board of directors approved a second amended and restated dividend reinvestment plan (the “Amended Dividend Reinvestment Plan”). The Amended Dividend Reinvestment Plan is effective for purchases under the plan on or after January 28, 2013. Pursuant to the Amended Dividend Reinvestment Plan, the purchase price of shares of the Company’s common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the price to acquire a share of common stock in the Company’s public offering. The current price per share of the Company’s common stock is $10.00 and shares of the Company’s common stock issued under the Amended Dividend Reinvestment Plan will be issued for $9.50 per share until the Company announces an updated primary offering selling price.  The Company expects to announce and implement an updated primary offering selling price for new purchases of common stock in the Company’s ongoing initial public offering on March 4, 2013.
Also, pursuant to the Amended Dividend Reinvestment Plan, once the Company establishes an estimated value per share for a purpose other than to set the price to acquire shares of common stock in one of the Company’s public offerings, the purchase price of shares of the Company’s common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the estimated value per share of the Company’s common stock.  The Company currently expects to establish an estimated value per share of common stock, for a purpose other than to set the price to acquire a share in one of the Company’s public offerings, after completion of the Company’s offering stage.  The Company’s offering stage will be complete when the Company is no longer publicly offering equity securities — whether through its initial public offering or follow-on public offerings — and has not done so for up to 18 months.
If the Company publicly announces in a filing with the SEC a new estimated value per share, a stockholder who participates in the Amended Dividend Reinvestment Plan (the “Participant”) shall have no less than two business days after the date of such announcement to notify the Company in writing of the Participant’s termination, which will be effective for the next date shares are purchased under the Amended Dividend Reinvestment Plan.
Share Redemption Program
On January 17, 2013, the Company’s board of directors approved a second amended and restated share redemption program (the “Amended Share Redemption Program”). The Amended Share Redemption Program is effective for redemptions under the program on or after February 17, 2013. Under the Amended Share Redemption Program, the Company will redeem shares as a percentage of the price paid to acquire common shares from the Company for ordinary redemptions. Ordinary redemptions are all redemptions other than those sought in connection with a stockholder’s death, Qualifying Disability (as defined in the Amended Share Redemption Program) or Determination of Incompetence (as defined in the Amended Share Redemption Program).
Pursuant to the Amended Share Redemption Program, the Company will redeem shares under the program as follows:

•	92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.
Notwithstanding the above, once the Company establishes an estimated value per share of the common stock for a purpose other than to set the price to acquire a share in one of the public offerings after the completion of the Company’s offering stage, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by the Advisor and/or an independent valuation firm.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

On February 25, 2013, the Company’s board of directors approved a third amended and restated share redemption program (the “Third Amended Share Redemption Program”). The Third Amended Share Redemption Program is effective for redemptions under the program on or after March 28, 2013. Pursuant to the Third Amended Share Redemption Program, the Company has modified how it will process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in a currently effective, or the most recently effective, registration statement of the Company as such registration statement has been amended or supplemented (the “Minimum Purchase Requirement”). Specifically, if the Company cannot repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then the Company will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then the Company would redeem all of such stockholder’s shares. If the Company is redeeming all of a stockholder’s shares, there would be no holding period requirement for shares purchased pursuant to the Company’s dividend reinvestment plan.
There were no other changes to the share redemption program. The Company’s board of directors may amend, suspend or terminate the program upon 30 days’ notice. The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the Company’s stockholders.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION
December 31, 2012
(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition (2)	Land	Building and Improvements (1)	Total (3)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Legacy at Valley Ranch	Irving, TX	100%	$32,500	$4,838	$31,750	$36,588	$(600)	$4,838	$31,150	$35,988	$(1,962)	1999	10/26/2010
Poplar Creek	Schaumburg, IL	100%	20,400	7,020	20,180	27,200	(523)	7,020	19,657	26,677	(557)	1986/2007	02/09/2012
The Residence at Waterstone	Pikesville, MD	100%	47,905	7,700	57,000	64,700	(733)	7,700	56,267	63,967	(1,169)	2002	04/06/2012
Legacy Crescent Park	Greer, SC	100%	14,560	1,710	19,090	20,800	(510)	1,710	18,580	20,290	(411)	2008	05/03/2012
Legacy at Martin’s Point	Lombard, IL	100%	23,000	3,500	31,950	35,450	(251)	3,500	31,699	35,199	(608)	1989/2009	05/31/2012
Wesley Village	Charlotte, NC	100%	29,575	5,000	40,750	45,750	2	5,000	40,752	45,752	(591)	2009	11/06/2012
		TOTAL	$167,940	$29,768	$200,720	$230,488	$(2,615)	$29,768	$198,105	$227,873	$(5,298)
_____________________
(1) Building and improvements include tenant origination and absorption costs.
(2) Costs capitalized subsequent to acquisition is net of write-offs of fully depreciated/amortized assets.
(3) The aggregate cost of real estate for federal income tax purposes was $236.9 million as of December 31, 2012.

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION
December 31, 2012
(dollar amounts in thousands)

	2012	2011	2010
Real Estate:
Balance at the beginning of the year	$37,241	$36,646	$—
Acquisitions	193,900	—	36,588
Improvements	2,095	595	58
Write-off of fully depreciated and fully amortized assets	(5,363)	—	—
Balance at the end of the year	$227,873	$37,241	$36,646
Accumulated depreciation:
Balance at the beginning of the year	$2,649	$759	$—
Depreciation expense	8,012	1,890	759
Write-off of fully depreciated and fully amortized assets	(5,363)	—	—
Balance at the end of the year	$5,298	$2,649	$759